July 1, 2013

Era Anagnosti
Securities and Exchange Commission
Washington D.C. 20549

Re:	Epicure Charcoal, Inc. Registration Statement on Form S-1 Filed June 3, 2013 File No, 333-185368

Dear Ms. Anagnosti

In response to your letter dated June 25, 2013 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Epicure Charcoal, Inc. (the “Company”). Amendment No. 3 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s June 25, 2013 letter in italicized text immediately before our response.

Prospectus’ Outside Front Cover Page

1.	We note your revised disclosure in response to comment two in our February 20,2013 letter. Further revise the disclosure to include the title and amount of securities offered under the company’s name at the top of the front cover page. Refer to Item 501(b)(2) of Regulation S-K. Additionally, information not required by Item 501 or not key to an investment decision should not be included on the front cover page. For example, detailed information about your status as an emerging growth company or that the auditors have expressed substantial doubt about your ability to continue as an ongoing business should be removed from the prospectus cover page and included in an appropriate section of the filing.

Response

We have revised our disclosure in accordance with your request.

2.	Refer to comment 10 in our January 3, 2013 letter and comment four in our February 20, 2013 letter. We are unable to locate the information. As requested previously, revise the disclosure to include the anticipated net proceeds from the offering on an aggregate basis in tabular format. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares being offered. See Item 501(b)(3) of Regulation S-K.

Response

We have provided this information in tabular format on the Prospectus Outside Front Cover Page.

Summary Information about Epicure Charcoal, Inc., page 5

3.	You reference March 31, 2013 as the end of your fiscal year in the fifth paragraph. Note 1 to your audited financial statements, however, indicates that you fiscal year end is September 30. Please reconcile this inconsistency.

Response

We have revised our disclosure to indicate March 31, 2013 in the end of our fiscal quarter.

Plan of Distribution, page 17

4.	We note your revised disclosure in response to comment seven in our letter dated February 20, 2013. However, we are unable to locate disclosure-discussing compliance with the relevant provisions of Regulation M as they relate to the distribution of securities in this offering. We reissue our prior comment seven.

Response

We have revised our disclosure as follows:

“Regulation M

Our officer and director, Alex Robertson, who will offer and sell the shares offered hereby, is aware that he is required to comply with the provisions of Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the officers and directors, sales agents, any broker-dealer or other person who participates in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.”

Interests of Named Experts and Counsel, page 19

5.	Please include the disclosure required by Item 509 of Regulation S-K for Kenne Ruan, CPA, P.C. regarding its expertise in accounting and auditing. Please refer to Item 10 of Form S-1 for additional guidance.

Response

We have revised our disclosure as requested.

We trust this response and the amended S-1 meets with your approval.

Regards,

/s/ Alex Robertson
Alex Robertson
President